Exhibit 2.1

AMENDMENT NO. 1
TO
MEMBERSHIP INTEREST PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO MEMBERSHIP INTEREST PURCHASE AGREEMENT dated as of January 8, 2008 (the “Amendment”), by and among TOWER TECH HOLDINGS INC., a Nevada corporation (“Buyer”), ENERGY MAINTENANCE SERVICE, LLC., a Delaware limited liability company (the “Company”), Joseph A. Kolbach, an individual residing at 3771 Edgewater Drive, Gary, South Dakota 57237 (“Kolbach”), EMS, Inc., a South Dakota corporation (“EMS”), Fagen, Inc., a Minnesota corporation (“Fagen”) and Daniel A. Yarano, an individual residing at 2169 Edgcumbe Road, St. Paul, MN (“Yarano”) (Kolbach, EMS, Fagen and Yarano are hereinafter collectively referred to as the “Sellers”).

RECITALS:

A.            Buyer and Sellers are parties to that certain Membership Interest Purchase Agreement dated as of December 9, 2007 pursuant to which Buyer is purchasing, and Sellers are selling, all of the membership interests in the Company (the “Original Agreement”).

B.            Buyer and Sellers desire to amend certain sections of the Original Agreement.

C.            Subject to the terms and conditions of this Amendment, Buyer and Sellers agree to amend the Original Agreement in the manner set forth below.

NOW, THEREFORE, the parties agree as follows:

1.               Defined Terms.  All capitalized terms used in this Amendment shall, except where the context otherwise requires, have the meanings ascribed to them in the Original Agreement as amended hereby.

2.               Amendments.  Effective immediately, the Original Agreement is hereby amended as follows:

a.               The definition of “HSR Waiting Period” is added to read as follows:

Any applicable waiting period required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“Hart-Scott-Rodino Act”), pursuant to which Buyer has prepared and filed certain documents with the Federal Trade Commission and the United States Department of Justice in regards to certain transactions Buyer has entered into pursuant to that certain Amended and Restated Securities Purchase Agreement dated January 3, 2008 by and among Tontine Capital Partners, L.P., Tontine Partners, L.P., Tontine Overseas Master Fund, L.P. and Buyer.

b.              The definition of “Permitted Encumbrances” is amended by deleting subsection (i) of the definitions in its entirety and is replaced with the following new subsection (i):

(i)  those liens or security interests existing on the date hereof that secure Scheduled Debt.

c.               Section 2.3 (d) is deleted in its entirety and replaced with the following new Section 2.3 (d):

2.3 (d) Issuance of Buyer Stock Options.  Buyer shall issue options to acquire Buyer Common Stock pursuant to the Tower Tech Holdings, Inc. 2007 Equity Incentive Plan within five (5) business days after the Closing Date to those employees of the Company who are identified on Schedule 2.3(d) attached hereto and who are in the full time active employment of the Company on the date such options are granted by Buyer, in the amounts listed opposite the name of such employee on such Schedule 2.3(d), subject to pro rata adjustment for any stock split, stock dividend, combination of shares, recapitalization or similar transaction which is effective prior to the date of such option grant.  For the avoidance of doubt, the Buyer Common Stock issuable upon exercise of options granted hereunder shall not be a part of or be deducted from the Buyer Common Stock that is payable as part of the Base Purchase Price pursuant to Section 2.3(b) hereof.  After the Closing Date, no Company options shall he deemed to be outstanding and, prior or contemporaneously with the Closing or the Closing Date, all of the Company’s equity option or incentive plans or arrangements shall be terminated and of no further force or effect.

d.              Section 3.1 is deleted in its entirety and replaced with the following new Section 3.1:

3.1          Closing.  The purchase and sale (the “Closing”) provided for in this Agreement will take place at the offices of DLA Piper US LLP, 203 South LaSalle Street, Suite 1900, Chicago, Illinois 60601 on the second business day after the date upon which the HSR Waiting Period shall expire, including expiration as a result of the early termination of the HSR Waiting Period or at such other time and place as the parties may agree.  By agreement of the parties the Closing may take place by delivery of the documents to be delivered at the Closing by facsimile or other electronic transmission.  Subject to the provisions of ARTICLE 10, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 3.1 will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

e.               Section 3.2 (a) (v) is amended by deleting the obligation to deliver the resignations of the officers and directors of the Company.

f.                 Section 3.2 (b) (vii) is deleted in its entirety and Section 3.2 (b)(viii) is renumbered to Section 3.2 (b)(vii).

g.              Section 8.9 is deleted in its entirety and Section 8.10 is renumbered Section 8.9.

h.              A new Section 8.10 is added as follows:

8.10        HSR Waiting Period.  The HSR Waiting Period shall have expired, and there shall not be outstanding any order of a court restraining the transactions contemplated hereby.

i.                  The Seller’s Disclosure Schedules are supplemented by the schedules attached hereto as Exhibit A.

j.                  The Buyer’s Disclosure Schedules and deleted in their entirety and replaced with the schedules attached hereto as Exhibit B.

k.               Section 10.1(b) is amended by deleting the phrase, “a date which is forty-five (45) days after the date hereof” in the first line of such Section and substituting the date February 15, 2008 in its stead.

3.               Reference to and Effect on the Original Agreement.

(a)          From and after the date of this Amendment, each reference in the Original Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Original Agreement, and each reference to “thereunder”, “thereof, “therein” or words of like import referring to the Original Agreement in any other document shall mean and be a reference to the Original Agreement as amended hereby.

(b)         Except as specifically set forth above, the Original Agreement remains in full force and effect in accordance with its original terms and is hereby ratified and confirmed.

4.               Headings.  Section headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose.

5.               Counterparts.  This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original.

6.               Recitals.  The Recitals hereto are incorporated herein by reference and constitute a part of this Amendment.

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IN WITNESS WHEREOF, the parties have executed and delivered this Amendment as of the date first set forth above.

TOWER TECH HOLDINGS INC.

By:	/s/ Steven A. Huntington
Name:	Steven A. Huntington
Title:	Chief Financial Officer

ENERGY MAINTENANCE SERVICE, LLC

By:	/s/ Joseph A. Kolbach
Name:	Joseph A. Kolbach
Title:	President

SELLERS:

EMS, Inc.

By:	/s/ Joseph A. Kolbach
Joseph A. Kolbach
Its:

Fagen, Inc.

By:	/s/ Roland Fagen
Roland “Ron” Fagen
Its: President and Chief Executive Officer

/s/ Joseph A. Kolbach
Joseph A. Kolbach, individually

/s/ Daniel A. Yarano
Daniel Yarano, individually